Filed by Medtronic plc
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Medtronic plc
Commission File No.: 1-36820

MiniMed Split-Off Q&A

Capitalized terms not defined herein have the meaning ascribed to them in the Registration Statement on Form S-4 filed by MiniMed Group, Inc. on September 14, 2026 (the “Form S-4”).
1)Why has Medtronic decided to divest MiniMed through the Exchange Offer?
a)Medtronic has decided to commence the Exchange Offer as part of the Divestment of MiniMed, which Medtronic intends to effect, in a tax-efficient manner, with the goal of creating a more focused Medtronic, with a more simplified portfolio in high margin growth markets.
b)At the same time, the Exchange Offer will create an independent, scaled leader in Diabetes therapies, focused on accelerating innovation and differentiated as the first company to commercialize a complete ecosystem to address intensive insulin management.
c)Medtronic believes that the Divestment will, among other things, enable MiniMed to make more focused investment into its pipeline and create a MiniMed stockholder base aligned with MiniMed’s business and financial profile.
d)Medtronic believes that the Exchange Offer is a tax-efficient way to divest all or a portion of its remaining interest in MiniMed.
e)The Exchange Offer is expected to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended, and thus is expected to give Medtronic’s shareholders an opportunity to adjust their current Medtronic investment between Medtronic and MiniMed in a tax-free manner for U.S. federal income tax purposes, except with respect to any cash payments in lieu of fractional shares.
f)The Exchange Offer also presents an opportunity for Medtronic to acquire a number of outstanding Medtronic Ordinary Shares, thereby reducing the total number of Medtronic Ordinary Shares outstanding, at one time and in one transaction, without reducing Medtronic’s cash.
2)What are Medtronic's next steps in the separation?
a)On September 14th, Medtronic announced its intention to split-off up to 225,361,295 shares which represent 80.1% of the shares of MiniMed through an exchange offer, with the intention of offering its full ownership stake of 89.9% of the shares of MiniMed if the offer is oversubscribed. If the Exchange Offer is oversubscribed, Medtronic currently intends to accept an additional number of Medtronic Ordinary Shares not to exceed two percent of the total outstanding Medtronic Ordinary Shares, in exchange for an additional 27,452,053 shares of MiniMed Common Stock, constituting all of Medtronic's remaining interest in MiniMed. Through the planned exchange offer, Medtronic shareholders may tender to exchange all, some or none of their Medtronic Ordinary Shares for shares of MiniMed Common Stock.

3)When / Where can I find more information around the exchange offer?
a)On September 14th, MiniMed filed the Form S-4 with the SEC that contains important information about the exchange offer. Starting on page vi of the Form S-4, there are answers to common questions about the exchange offer. You are strongly encouraged to read the prospectus in its entirety, including all documents referred to therein, very carefully, before deciding whether to tender all, some or none of your shares of common stock of Medtronic.
b)http://www.dfking.com/MDTSeparation provides additional information regarding the exchange offer, what happens in the event the exchange is over or under subscribed and how Medtronic shareholders can tender their shares of common stock.
4)Do I need to take any action as a shareholder of Medtronic?
a)For Medtronic shareholders who are interested in participating in the exchange, please review the Form S-4 (including the prospectus included therein) in its entirety and visit http://www.dfking.com/MDTSeparation.
b)For shareholders wishing to retain 100% of their shares of Medtronic, no action is required.
5)What is the main way that the relationship between Medtronic and MiniMed will change after the Exchange Offer is completed?
a)Following the completion of the Exchange Offer, assuming the Exchange Offer is oversubscribed, and Medtronic accepts additional Medtronic Ordinary Shares up to the De Minimis Increase Amount, Medtronic would not own any outstanding MiniMed Common Stock. If the Exchange Offer is oversubscribed, Medtronic currently intends to divest all of its remaining interest in MiniMed.
b)In the event that the number of shares submitted in the Exchange Offer is only sufficient to exchange 80.1% of the outstanding MiniMed Common Stock or Medtronic decides not to accept any additional Medtronic Ordinary Shares, then Medtronic will continue to own approximately 9.76% of the outstanding MiniMed Common Stock following the completion of the Exchange Offer.
c)In either case, MiniMed will be independent from Medtronic, except that certain agreements between Medtronic and MiniMed will remain in place. See “Agreements Between Medtronic and MiniMed and Other Related Person Transactions—Relationship between Medtronic and MiniMed” in the Form S-4.
6)Will dividends be paid on MiniMed Common Stock?
a)MiniMed does not expect to pay dividends on MiniMed Common Stock for the foreseeable future. Instead, MiniMed anticipates that all of its earnings in the foreseeable future, if any, will be used for the operation and growth of its business.
b)Any future determination to pay dividends on MiniMed Common Stock will be at the discretion of MiniMed’s board of directors and will depend upon many factors, including MiniMed’s financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in the agreements governing its indebtedness, general economic business conditions, industry practice, legal requirements, and other factors that MiniMed’s board may deem relevant.
c)See “Risk Factors—Risks Related to the Exchange Offer and Ownership of MiniMed Common Stock—MiniMed does not expect to pay dividends on MiniMed Common Stock for the foreseeable future. As a result, your ability to achieve a return on shares of MiniMed Common Stock that you hold will depend on appreciation in the market price of MiniMed Common Stock” in the Form S-4.

7)If I participate in the Exchange Offer, will I receive dividends on Medtronic Ordinary Shares declared prior to the completion of the Exchange Offer?
a)On August 20, 2026, Medtronic’s board of directors approved a quarterly cash dividend of $0.72 per Medtronic Ordinary Share. The dividend is payable on October 16, 2026 to shareholders of record at the close of business on September 25, 2026.
b)Because the record date for Medtronic’s quarterly dividend payable on October 16, 2026 will occur prior to the completion of the Exchange Offer, holders who validly tendered their Medtronic Ordinary Shares for shares of MiniMed Common Stock in the Exchange Offer will receive such dividend on any such validly tendered Medtronic Ordinary Shares.
8)Who may participate in the Exchange Offer and will it be extended outside the United States?
a)Any U.S. holder of Medtronic Ordinary Shares during the Exchange Offer period, which will be at least 20 business days, may participate in the Exchange Offer, including directors and officers of MiniMed and its subsidiaries as well as of Medtronic’s subsidiaries, subject to other limited exceptions.
b)This includes Medtronic Ordinary Shares purchased during offering periods under the 2024 Medtronic plc Employee Share Purchase Plan (the “Medtronic ESPP”) that have satisfied the required one-year holding period under the Medtronic ESPP.
c)This does not include Medtronic stock options, restricted stock units (“RSUs”), and performance-based RSUs (“PSUs”) that have not yet vested.
d)Holders of vested but unexercised Medtronic stock options that wish to participate in the Exchange Offer using shares underlying such options must exercise their options no later than 4:00 p.m., New York City time, at least two trading days prior to the expiration of the Exchange Offer.
e)Although Medtronic may deliver the prospectus to shareholders located outside the United States, the prospectus is not an offer to sell or exchange, and it is not a solicitation of an offer to buy or exchange, any Medtronic Ordinary Shares in any jurisdiction in which such offer, sale, or exchange is not permitted. The prospectus has not been reviewed or approved by any stock exchange on which Medtronic Ordinary Shares are listed.
f)Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Medtronic has not taken any action under those non-U.S. regulations to qualify the Exchange Offer outside the United States but may take steps to facilitate participation of shareholders from certain jurisdictions.
g)All tendering shareholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. shareholders, as to the availability of an exemption under their home country laws that would allow them to participate in the Exchange Offer without the need for Medtronic or MiniMed to take any action to facilitate a public offering in that country or otherwise.
h)Non-U.S. shareholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Medtronic Ordinary Shares or MiniMed Common Stock that may apply in their home countries.
i)Participants in the Medtronic ESPP who wish to tender eligible Medtronic Ordinary Shares should follow the separate instructions and procedures provided by or on behalf of their applicable plan administrator, including any special deadlines.

9)How many shares of MiniMed Common Stock will I receive for my Medtronic Ordinary Shares accepted in the Exchange Offer?
a)Unless the upper limit discussed below is in effect, the Exchange Offer is intended to permit you to exchange your Medtronic Ordinary Shares for shares of MiniMed Common Stock so that for each $100 of Medtronic Ordinary Shares accepted in this Exchange Offer, you will receive approximately $107.53 of MiniMed Common Stock based on the calculated per-share values determined by reference to the simple arithmetic average of the daily VWAPs of Medtronic Ordinary Shares on the NYSE and MiniMed Common Stock on Nasdaq during the Averaging Period.
b)Please note, however, that the number of shares you can receive is subject to an upper limit of 4.5939 shares of MiniMed Common Stock for each Medtronic Ordinary Share accepted in the Exchange Offer. If the upper limit is in effect, you may receive less than $107.53 of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares that you tender, based on the Average MDT Price and Average MMED Price, and you could receive much less.
c)The exchange ratio will value Medtronic Ordinary Shares at 100% of the Average MDT Price and will value MiniMed Common Stock at 93% of the Average MMED Price. Therefore, the exchange ratio will offer MiniMed Common Stock at a discount from the market value reflected in the Average MMED Price.
d)The final exchange ratio, including whether the upper limit is in effect, will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer. To the extent feasible, Medtronic intends to announce the final exchange ratio in the evening, New York City time, on the second trading day immediately preceding the expiration date.
e)Because the final exchange ratio is set two days prior to the expiration date of the offer, you still may receive less than $107.53 even if the upper limit is not in effect because of movements in the stock prices of MDT and MMED during the final two days of the offer.
10)What is the upper limit on the number of shares of MiniMed Common Stock I can receive for each Medtronic Ordinary Share that I tender and why is there an upper limit?
a)The number of shares of MiniMed Common Stock you can receive is subject to an upper limit of 4.5939 shares of MiniMed Common Stock for each Medtronic Ordinary Share accepted in the Exchange Offer. If the upper limit is in effect, you may receive less than $107.53 of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares that you tender, based on the Average MDT Price and Average MMED Price, and you could receive much less.
b)This upper limit represents a 12% discount for shares of MiniMed Common Stock based on the closing prices of Medtronic Ordinary Shares on the NYSE and MiniMed Common Stock on Nasdaq on September 11, 2026. Medtronic set this upper limit to ensure that any unusual or unexpected decrease in the trading price of MiniMed Common Stock, relative to the trading price of Medtronic Ordinary Shares, would not result in an unduly high number of shares of MiniMed Common Stock being exchanged for each Medtronic Ordinary Share.
11)What will happen if the upper limit is in effect?
a)Medtronic will announce whether the upper limit on the number of shares that can be received for each Medtronic Ordinary Share validly tendered is in effect at http://www.dfking.com/MDTSeparation and by press release no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer.
b)If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit, which means that you will receive 4.5939 shares of MiniMed Common Stock for each

Medtronic Ordinary Share accepted in the Exchange Offer.
c)If the upper limit is in effect, you may receive less than $107.53 of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares that you tender, based on the Average MDT Price and Average MMED Price, and you could receive much less.
12)How are the Average MDT Price and Average MMED Price determined for purposes of calculating the number of shares of MiniMed Common Stock to be received for each Medtronic Ordinary Share accepted in the Exchange Offer?
a)The Average MDT Price and Average MMED Price for purposes of the Exchange Offer will equal the simple arithmetic average of the daily VWAPs of Medtronic Ordinary Shares on the NYSE and MiniMed Common Stock on Nasdaq, respectively, during the Averaging Period.
b)Medtronic will determine the simple arithmetic average of the VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock, and such determination will be final.
c)If the Exchange Offer is not extended or terminated, the Averaging Period would be October 5, October 6, and October 7, 2026.
d)Any changes in the prices of Medtronic Ordinary Shares and MiniMed Common Stock between the conclusion of the Averaging Period and the expiration of the Exchange Offer will not affect the final exchange ratio.
13)How will the exchange ratio be affected by changes in the Medtronic Ordinary Share price and the MiniMed Common Stock price?
a)The table below indicates the number of shares of MiniMed Common Stock that you would receive for each Medtronic Ordinary Share accepted in the Exchange Offer, taking into account the upper limit, assuming a range of simple arithmetic averages of the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock during the Averaging Period.
b)The first line of the table below shows the indicative Average MDT Price and the indicative Average MMED Price and indicative exchange ratio that would have been in effect following the official close of trading on the NYSE and Nasdaq on September 11, 2026, based on the VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock on September 9, September 10, and September 11, 2026. The table also shows the effects of a 10% increase or decrease in either or both the indicative Average MDT Price and the indicative Average MMED Price based on changes relative to the values as of September 11, 2026.

Medtronic Ordinary Shares	MiniMed Common Stock	Average MDT Price	Average MMED Price	Shares of MiniMed Common Stock per Medtronic Ordinary Share validly tendered	$ Amount of MiniMed Common Stock per $100 of Medtronic Ordinary Shares
As of 9/11/2026	As of 9/11/2026	$91.5244	$22.5726	4.3599	$107.53
Down 10%	Up 10%	$82.3720	$24.8299	3.5672	$107.53
Down 10%	Unchanged	$82.3720	$22.5726	3.9239	$107.53
Down 10%	Down 10%	$82.3720	$20.3153	4.3599	$107.53
Unchanged	Up 10%	$91.5244	$24.8299	3.9635	$107.53
Unchanged	Down 10%	$91.5244	$20.3153	4.5939	$101.97(1)
Up 10%	Up 10%	$100.6768	$24.8299	4.3599	$107.53
Up 10%	Unchanged	$100.6768	$22.5726	4.5939	$103.00
Up 10%	Down 10%	$100.6768	$20.3153	4.5939	$92.70
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(1)In this scenario, the upper limit of 4.5939 is in effect. Absent the upper limit, the exchange ratio would have been 4.8443 shares of MiniMed Common Stock per Medtronic Ordinary Share validly tendered.

c)Please refer to page the “Final Exchange Ratio” section starting on page 78 of the Form S-4 for a more detailed discussion of how the final exchange ratio will be calculated.
14) What is the daily volume-weighted average price or “VWAP”?
a)The daily VWAPs for Medtronic Ordinary Shares and MiniMed Common Stock will be the volume-weighted average price per share of that stock on the NYSE and Nasdaq, respectively, during regular trading hours, subject to the adjustment timing described in the prospectus.
b)The daily VWAP will be as reported by Bloomberg L.P. under the Bloomberg VWAP headings for “MDT UN” and “MMED UW,” or another recognized quotation source selected by Medtronic if those pages are unavailable or manifestly erroneous.
c)The daily VWAPs obtained from Bloomberg L.P. may differ from other sources or investors’ own calculations, and Medtronic’s determination will be final.
d)A website will be maintained at http://www.dfking.com/MDTSeparation that will provide daily VWAPs of both Medtronic Ordinary Shares and MiniMed Common Stock during the pendency of the Exchange Offer.
e)You may also contact the information agent, D.F. King & Co., Inc., at (877) 361-7972 or (646) 845-0146 to obtain this information.
15)How and when will I know the final exchange ratio?
a)The final exchange ratio, including whether the upper limit is in effect, will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer.
b)To the extent feasible, Medtronic intends to announce the final exchange ratio in the evening, New York City time, on the second trading day immediately preceding the expiration date.
c)The final exchange ratio will be announced by press release and made available at http://www.dfking.com/MDTSeparation and from the information agent, D.F. King & Co., Inc.
16)Will indicative exchange ratios be provided during the Exchange Offer period?
a)Yes. A website will be maintained at http://www.dfking.com/MDTSeparation that will provide the daily VWAPs of both Medtronic Ordinary Shares and MiniMed Common Stock during the pendency of the Exchange Offer.
b)You may also contact the information agent, D.F. King & Co., Inc., at (877) 361-7972 or (646) 845-0146 to obtain this information.
c)Prior to the Averaging Period, beginning on the third trading day of the Exchange Offer, the website will provide indicative exchange ratios calculated as though each day were the last day of the Averaging Period.
d)The indicative exchange ratio will be based on the simple arithmetic average of the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock for that day and the immediately preceding two trading days.
e)The indicative exchange ratio will also reflect whether the upper limit would have been in effect had that day been the last day of the Averaging Period.
f)During the first two days of the Averaging Period, the website will provide indicative exchange ratios calculated based on the Average MDT Price and Average MMED Price, as calculated by Medtronic using data reported by Bloomberg L.P. or another recognized quotation source.

g)The website will not provide an indicative exchange ratio on the third day of the Averaging Period.
h)The final exchange ratio, including whether the upper limit is in effect, will be announced by press release and available on the website by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer.
i)A table is provided in the prospectus for illustrative purposes showing the number of shares of MiniMed Common Stock that would be received per Medtronic Ordinary Share under a range of VWAP averages and taking into account the upper limit.
j)See “The Exchange Offer—Terms of the Exchange Offer—Final Exchange Ratio.”
17)What if the trading market in either Medtronic Ordinary Shares or MiniMed Common Stock is disrupted on one or more days during the Averaging Period?
a)If a market disruption event occurs with respect to Medtronic Ordinary Shares or MiniMed Common Stock on any day during the Averaging Period, the simple arithmetic average of the daily VWAPs will be determined using the daily VWAPs on the preceding trading day or days on which no market disruption event occurred.
b)If Medtronic decides to extend the Exchange Offer period following a market disruption event, the Averaging Period will be reset.
c)If a market disruption event occurs, Medtronic may terminate the Exchange Offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the Exchange Offer. See “The Exchange Offer—Conditions to Completion of the Exchange Offer” in the Form S-4.
18)Are there circumstances under which I would receive fewer shares of MiniMed Common Stock than I would have received if the exchange ratio were determined using the closing prices of Medtronic Ordinary Shares and MiniMed Common Stock on the expiration date of the Exchange Offer?
a)Yes. For example, if the trading price of Medtronic Ordinary Shares were to increase during the last two trading days of the Exchange Offer, the Average MDT Price would likely be lower than the closing price on the expiration date.
b)As a result, you may receive fewer dollars of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares than you would otherwise receive if the Average MDT Price were calculated using the closing price on the expiration date or an Averaging Period that includes the last two trading days.
c)Similarly, if the trading price of MiniMed Common Stock were to decrease during the last two days of the Exchange Offer, the Average MMED Price would likely be higher than the closing price on the expiration date, which could also result in fewer dollars of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares.
d)See “The Exchange Offer—Terms of the Exchange Offer.”
19)Will I receive any fractional shares of MiniMed Common Stock in the Exchange Offer?
a)No. Fractional shares of MiniMed Common Stock will not be issued in the Exchange Offer.
b)Instead, you will receive cash in lieu of fractional shares.
c)The exchange agent will aggregate all newly issued shares that would otherwise have been issued as fractional shares and cause them to be sold in the open market for the accounts of the applicable Medtronic shareholders.

d)You will receive the proceeds, if any, less any brokerage commissions or other fees, in accordance with your proportional interest in the aggregate number of shares sold.
e)The distribution of fractional share proceeds may take longer than the distribution of shares of MiniMed Common Stock.
20)Will all the Medtronic Ordinary Shares that I tender be accepted in the Exchange Offer?
a)Not necessarily. The maximum number of Medtronic Ordinary Shares that will be accepted if the Exchange Offer is completed will be equal to the number of shares of MiniMed Common Stock offered by Medtronic in the Exchange Offer divided by the final exchange ratio, which will be subject to the upper limit.
b)Medtronic is offering 225,361,295 newly issued shares of MiniMed Common Stock. Accordingly, assuming Medtronic does not increase the number of Medtronic Ordinary Shares being sought by the De Minimis Increase Amount, the highest possible number of Medtronic Ordinary Shares that will be accepted equals 225,361,295 divided by the final exchange ratio.
c)Depending on the number of Medtronic Ordinary Shares validly tendered in the Exchange Offer and not validly withdrawn, and the Average MDT Price and Average MMED Price, Medtronic may have to limit the number of Medtronic Ordinary Shares it accepts through a proration process.
d)Any proration will be determined using the mechanics described under “The Exchange Offer—Terms of the Exchange Offer—Proration; Odd-Lots” in the Form S-4.
e)If the Exchange Offer is oversubscribed, Medtronic currently intends to accept an additional number of Medtronic Ordinary Shares not to exceed the De Minimis Increase Amount constituting all of Medtronic’s remaining interest in MiniMed. For example, assuming the Exchange Offer is oversubscribed and the final exchange ratio is 4.5939, Medtronic may exchange up to an additional 27,452,053 shares of MiniMed Common Stock, constituting all of Medtronic’s remaining interest in MiniMed, for an additional 5,975,762 Medtronic Ordinary Shares, which is less than two percent of outstanding Medtronic Ordinary Shares.
f)Medtronic may increase the amount of Medtronic Ordinary Shares being sought in the Exchange Offer by some or all of the De Minimis Increase Amount.
21)Are there any conditions to Medtronic’s obligation to complete the Exchange Offer?
a)Yes. Medtronic is not required to complete the Exchange Offer unless the conditions described under “The Exchange Offer—Conditions to Completion of the Exchange Offer” are satisfied or, where legally permitted, waived before expiration.
b)For example, Medtronic is not required to complete the Exchange Offer unless, among other things, at least 112,680,647 shares of MiniMed Common Stock will be issued in exchange for validly tendered and not validly withdrawn Medtronic Ordinary Shares, and Medtronic receives the Tax Opinion from Skadden.
c)Medtronic may waive any or all conditions to the Exchange Offer, subject to limited exceptions. MiniMed has no right to waive any of the conditions.
22)How many Medtronic Ordinary Shares will Medtronic acquire if the Exchange Offer is completed?
a)The number of Medtronic Ordinary Shares accepted will depend on the final exchange ratio and the number of Medtronic Ordinary Shares validly tendered and not validly withdrawn.
b)The maximum number accepted will equal the number of shares of MiniMed Common Stock offered by Medtronic in the Exchange Offer divided by the final exchange ratio, subject to the upper limit.

c)Medtronic is offering 225,361,295 newly issued shares of MiniMed Common Stock. For example, if the final exchange ratio is 4.5939, Medtronic would accept up to 49,056,639 Medtronic Ordinary Shares.
d)Medtronic Ordinary Shares acquired in the Exchange Offer will be redeemed and cancelled.
e)If the Exchange Offer is oversubscribed, Medtronic currently intends to accept an additional number of Medtronic Ordinary Shares not to exceed the De Minimis Increase Amount constituting all of Medtronic’s remaining interest in MiniMed, without extending the Exchange Offer period.
f)Medtronic may exchange up to an additional 27,452,053 shares of MiniMed Common Stock, constituting all of Medtronic’s remaining interest in MiniMed, in exchange for additional Medtronic Ordinary Shares, subject to the assumptions described in the prospectus.
g)Medtronic may increase the amount of Medtronic Ordinary Shares being sought by some or all of the De Minimis Increase Amount without extending the Exchange Offer period.
23)What happens if not enough Medtronic Ordinary Shares are validly tendered to allow Medtronic to exchange all of the shares of MiniMed Common Stock it is offering in the Exchange Offer?
a)If the Exchange Offer is consummated but less than all shares of MiniMed Common Stock beneficially owned by Medtronic are exchanged, Medtronic intends to divest the shares of MiniMed Common Stock that Medtronic continues to beneficially own through a subsequent spin-off, split-off, a transaction in which MiniMed Common Stock is used to retire outstanding Medtronic debt (“a debt-for-equity exchange”), or any combination of these potential transactions.
b)Because a clean-up divestment, if any, will occur following completion of the Exchange Offer, holders whose Medtronic Ordinary Shares were accepted in the Exchange Offer will not be able to participate in the clean-up divestment unless they hold Medtronic Ordinary Shares that were not tendered and accepted as of the relevant record date.
c)In such event, Medtronic and MiniMed, as applicable, will file any documents required by U.S. securities laws in connection with such clean-up divestment and will not rely on the prospectus or the registration statement of which it forms a part in connection with such divestment.
24)What happens if the Exchange Offer is oversubscribed and Medtronic is unable to accept all tenders of Medtronic Ordinary Shares at the final exchange ratio?
a)In that case, all Medtronic Ordinary Shares that are validly tendered and not validly withdrawn will generally be accepted for exchange on a pro rata basis in proportion to the number of shares validly tendered, referred to as “proration.”
b)Medtronic shareholders who beneficially own odd-lots, meaning less than 100 shares of Medtronic Ordinary Shares, and who validly tender all of their shares will not be subject to proration.
c)If a holder owns less than 100 Medtronic Ordinary Shares but does not tender all of their shares, that holder will be subject to proration to the same extent as holders of 100 or more Medtronic Ordinary Shares if the Exchange Offer is oversubscribed.
d)Direct or beneficial holders of 100 or more Medtronic Ordinary Shares will be subject to proration.
e)Proration for each tendering shareholder will be based on the number of Medtronic Ordinary Shares validly tendered by that shareholder in the Exchange Offer, and not on that shareholder’s aggregate ownership of Medtronic Ordinary Shares.

f)Any Medtronic Ordinary Shares not accepted for exchange as a result of proration will be returned to tendering shareholders.
g)Medtronic will announce its preliminary proration factor by press release by 9:00 a.m., New York City time, on the business day immediately following the expiration date of the Exchange Offer.
h)Medtronic will announce its final proration factor by press release promptly after the final determination is made.
25)How long will the Exchange Offer be open?
a)The period during which you are permitted to tender your Medtronic Ordinary Shares in the Exchange Offer will expire at 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer, which, if the Exchange Offer is not extended or terminated, would be October 9, 2026.
b)Medtronic may extend the Exchange Offer in the circumstances described in “The Exchange Offer—Extension; Amendment—Extension or Amendment by Medtronic.”
c)Medtronic Ordinary Shares purchased during offering periods described under the Medtronic ESPP may be subject to additional procedures and deadlines, and such participants should follow any special instructions, including any deadlines provided to them.
26)Under what circumstances can the Exchange Offer be extended by Medtronic?
a)Medtronic can extend the Exchange Offer at any time, in its sole discretion, and regardless of whether any condition to the Exchange Offer has been satisfied or, where legally permitted, waived.
b)If Medtronic extends the Exchange Offer, it must publicly announce the extension by press release before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Exchange Offer.
27)How do I decide whether to participate in the Exchange Offer?
a)Whether you should participate in the Exchange Offer depends on many factors.
b)You should examine carefully your specific financial position, plans, and needs before deciding whether to participate, as well as the relative risks associated with an investment in Medtronic and MiniMed.
c)You should consider all of the factors described in “Risk Factors.”
d)None of Medtronic, MiniMed, any of their respective directors or officers, any of the dealer managers, or any other person makes any recommendation as to whether you should tender all, some, or none of your Medtronic Ordinary Shares.
e)You must make your own decision after carefully reading the prospectus and the documents incorporated by reference, and after consulting with your advisors in light of your own particular circumstances.
f)You are strongly encouraged to read the prospectus in its entirety, including all documents referred to therein, very carefully.
28)How do I participate in the Exchange Offer?
a)The procedures you must follow to participate in the Exchange Offer will depend on whether you hold your Medtronic Ordinary Shares in certificated form, in uncertificated form registered directly in your name in Medtronic’s share register (“Direct Registration Shares”), or through a broker, dealer, commercial bank, trust company, custodian, or similar institution.
b)For specific instructions about how to participate, see “The Exchange Offer—Procedures for Tendering” in the Form S-4.
29)Can I tender only a part of my Medtronic Ordinary Shares in the Exchange Offer?
a)Yes. You may tender all, some, or none of your Medtronic Ordinary Shares.
30)How can I participate in the Exchange Offer if Medtronic Ordinary Shares were purchased during offering periods under the Medtronic ESPP?
a)Medtronic Ordinary Shares purchased during offering periods under the Medtronic ESPP that have satisfied the one-year holding period are eligible for participation in the Exchange Offer, subject to certain limitations.
b)A Medtronic ESPP participant may direct that all, some, or none of the eligible Medtronic Ordinary Shares be exchanged, subject to the rules applicable to the Medtronic ESPP.
c)The rules and procedures for tendering Medtronic Ordinary Shares purchased during offering periods under the Medtronic ESPP may be different than those described in the prospectus, including with respect to instruction and withdrawal procedures and earlier deadlines.
d)The rules applicable to the Medtronic ESPP are described in separate materials that will be made available to Medtronic ESPP participants.
e)Medtronic ESPP participants should consult those additional materials together with the prospectus in deciding whether to participate in the Exchange Offer with respect to shares acquired under the Medtronic ESPP.
f)See “The Exchange Offer—Procedures for Tendering.”
31)Will holders of Medtronic stock options, RSUs, and PSUs have the opportunity to exchange their awards for MiniMed Common Stock in the Exchange Offer?
a)No. Holders of unvested Medtronic stock options, RSUs, or PSUs cannot tender the Medtronic Ordinary Shares underlying such awards in the Exchange Offer.
b)If you hold Medtronic Ordinary Shares as a result of the vesting and settlement of RSUs or PSUs, the exercise of vested stock options, or other actions in respect of other equity-based awards resulting in such awards becoming exercisable during the Exchange Offer period, these shares can be tendered in the Exchange Offer.
c)If you are a holder of vested and unexercised Medtronic stock options and wish to exercise such options and tender Medtronic Ordinary Shares received upon exercise in the Exchange Offer, you should initiate the exercise no later than 4:00 p.m., New York City time, at least two trading days prior to the expiration of the Exchange Offer.
d)This timing is intended to ensure that the Medtronic Ordinary Shares are received in your account in enough time to tender them in accordance with the instructions available from your broker or account administrator.
e)Exercises of Medtronic Ordinary Share stock options are subject to the terms of the applicable incentive plan, award agreement, and administrative practices in the applicable holder’s jurisdiction.

f)There are tax consequences associated with the exercise of a stock option, and individual tax circumstances may vary. You are urged to consult your tax advisor regarding the consequences of exercising your stock options.
32)What do I do if I want to retain all of my Medtronic Ordinary Shares?
a)If you want to retain your Medtronic Ordinary Shares, you do not need to take any action in connection with the Exchange Offer.
33)Will I be able to withdraw the Medtronic Ordinary Shares that I tender in the Exchange Offer?
a)Yes. You may withdraw your tendered Medtronic Ordinary Shares at any time before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer, which, if the Exchange Offer is not extended or terminated, would be October 9, 2026.
b)If you change your mind again before the expiration of the Exchange Offer, you may re-tender your Medtronic Ordinary Shares by again following the Exchange Offer procedures, provided the shares are re-tendered prior to the expiration of the Exchange Offer.
34)Will I be able to withdraw the Medtronic Ordinary Shares that I tender in the Exchange Offer before and after the final exchange ratio has been determined?
a)Yes. The final exchange ratio used to determine the number of shares of MiniMed Common Stock that you will receive for each Medtronic Ordinary Share accepted in the Exchange Offer, including whether the upper limit is in effect, will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer.
b)To the extent feasible, Medtronic intends to announce the final exchange ratio, including whether the upper limit is in effect, in the evening, New York City time, on the second trading day immediately preceding the expiration date.
c)You may withdraw your tendered Medtronic Ordinary Shares at any time before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer, which is two trading days after the final exchange ratio has been established.
d)If you change your mind again before the expiration of the Exchange Offer, you may re-tender your Medtronic Ordinary Shares by again following the Exchange Offer procedures, provided the shares are re-tendered prior to expiration. See “The Exchange Offer—Withdrawal Rights” in the Form S-4.
e)If you are a registered holder of Medtronic Ordinary Shares, including persons holding certificated shares and Direct Registration Shares, you must provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer.
f)The information that must be included in that notice is specified under “The Exchange Offer—Withdrawal Rights” in the Form S-4.
g)If you hold your shares through a broker, dealer, commercial bank, trust company, custodian, or similar institution, you should consult with that institution on the procedures and timing required for it to provide a withdrawal notice to the exchange agent on your behalf before the expiration deadline.
h)If you hold your shares through such an institution, that institution must deliver the notice of withdrawal for any shares you wish to withdraw. As a beneficial owner and not a registered shareholder, you will not be able to provide a withdrawal notice directly to the exchange agent.

i)DTC is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals through DTC until that time, although there is no assurance this will be the case.
j)Once DTC has closed, the institution through which your shares are held must deliver a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent before the exchange offer deadline. Shares can be withdrawn only if the exchange agent receives the withdrawal notice directly from the relevant institution that tendered the shares through DTC.
k)On the expiration date of the Exchange Offer, beneficial owners who cannot contact the institution through which they hold their shares will not be able to withdraw their shares.
35)How soon will I receive delivery of my MiniMed Common Stock once I have validly tendered my Medtronic Ordinary Shares?
a)Following the expiration date of the Exchange Offer, the exchange agent will cause shares of MiniMed Common Stock to be credited in book-entry form to direct registered accounts maintained by MiniMed’s transfer agent for the benefit of the respective holders.
b)For shares tendered through DTC, the shares will be credited to DTC’s account so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders promptly after acceptance of Medtronic Ordinary Shares in the Exchange Offer and determination of the final proration factor, if any.
36)Will I be subject to U.S. federal income tax on the receipt of shares of MiniMed Common Stock in the Exchange Offer?
a)The Exchange Offer is conditioned upon, among other things, the receipt by Medtronic of the Tax Opinion.
b)On the basis that the Exchange Offer qualifies as a tax-free transaction within the meaning of Section 355, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income in connection with the Exchange Offer, except with respect to any cash payments in lieu of fractional shares.
c)See “Risk Factors—Risks Related to the Exchange Offer” and “Material U.S. Federal Income Tax Consequences” in the Form S-4 for more information regarding the Tax Opinion and for a discussion of the material U.S. federal income tax consequences of the Exchange Offer.
d)Holders of Medtronic Ordinary Shares should consult their tax advisors as to the particular tax consequences to them of the Exchange Offer.
37)Are there any appraisal rights for holders of Medtronic Ordinary Shares or MiniMed Common Stock?
a)There are no appraisal rights available to Medtronic shareholders or MiniMed stockholders in connection with the Exchange Offer.
38)What is the accounting treatment of the Exchange Offer?
a)Medtronic Ordinary Shares accepted in the Exchange Offer will be redeemed and cancelled.
b)The fair value of Medtronic Ordinary Shares acquired by Medtronic through the Exchange Offer will be determined based on the market value of the Medtronic Ordinary Shares accepted in the Exchange Offer at completion of the Exchange Offer.
c)Any difference between the net book value of MiniMed attributable to Medtronic and the market value of the Medtronic Ordinary Shares accepted at that date will be recognized by

Medtronic as a gain or loss net of any direct and incremental expenses of the Exchange Offer on the disposal of its MiniMed Common Stock.
d)Following completion of the Exchange Offer, and assuming Medtronic no longer has a controlling financial interest in MiniMed, Medtronic’s financial statements will no longer reflect the assets, liabilities, results of operations, or cash flows attributable to MiniMed in subsequent periods.
39)What will Medtronic do with the Medtronic Ordinary Shares it acquires in the Exchange Offer?
a)Medtronic Ordinary Shares accepted in the Exchange Offer will be redeemed and cancelled by Medtronic.
40)What is the impact of the Exchange Offer on the number of Medtronic Ordinary Shares outstanding?
a)Any Medtronic Ordinary Shares acquired by Medtronic in the Exchange Offer will reduce the total number of Medtronic Ordinary Shares outstanding.
b)Medtronic’s actual number of shares outstanding on a given date reflects a variety of factors, such as the vesting and settlement of RSUs and PSUs or the exercise of vested stock options.
41)Do the statements on the cover page of the prospectus regarding the prospectus being subject to change and the registration statement filed with the SEC not yet being effective mean that the Exchange Offer has not commenced?
a)As permitted under SEC rules, Medtronic has commenced the Exchange Offer without the registration statement, of which the prospectus forms a part, having been declared effective by the SEC.
b)Medtronic cannot complete the Exchange Offer and accept for exchange any Medtronic Ordinary Shares validly tendered and not validly withdrawn until the registration statement is effective and the other conditions to the Exchange Offer have been satisfied or, where legally permitted, waived.
42)Where can I find out more information about Medtronic and MiniMed?
a)You can find out more information about Medtronic and MiniMed by reading the prospectus and, with respect to Medtronic, from various sources described in “Incorporation by Reference.”
43)Whom should I call if I have questions about the Exchange Offer or want copies of additional documents?
a)You may ask any questions about the Exchange Offer or request copies of the Exchange Offer documents and the other information incorporated by reference in the prospectus from Medtronic, without charge, upon written or oral request to the information agent, D.F. King & Co., Inc., at (877) 361-7972 (toll-free for shareholders) or (646) 845-0146 (banks, brokers, and all others outside the United States).
44)Why is Medtronic pursuing the exchange offer now?
a)The timing is consistent with Medtronic’s announcement of its plan to separate its Diabetes business in May 2025 within an 18 month time frame.
b)Medtronic’s intention has been since that time for MiniMed to be an independent company without majority Medtronic ownership and this is the next step in that progression.

45)How will Medtronic decide if it is going to increase the number of shares offered by the De Minimis Increase Amount?
a)If the Exchange Offer is oversubscribed, Medtronic currently expects to accept an additional number of Medtronic Ordinary Shares not to exceed the De Minimis Increase Amount constituting all of Medtronic’s remaining interest in MiniMed. The ultimate decision will depend on the number of shares validly tendered, the final exchange ratio, and the relevant Medtronic and MiniMed prices.
46)When will I know if Medtronic is going to increase the number of shares offered by the De Minimis Increase Amount?
a)Medtronic will disclose this along with the preliminary proration report on the first business day after the exchange offer expires.
Cautions Regarding Forward Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties, including risks related to the expected effects on Medtronic and MiniMed of the Exchange Offer, the anticipated timing and benefits of the Exchange Offer, Medtronic’s ability to satisfy the necessary conditions to consummate its separation of MiniMed, Medtronic’s ability to successfully consummate the separation of MiniMed and realize the anticipated benefits from the separation (including consummating the transaction on a basis that is generally tax-free to shareholders for U.S. federal income tax purposes), MiniMed’s ability to succeed as an independent publicly traded company, competitive factors, difficulties and delays inherent in the development, manufacturing, marketing and sale of medical products, government regulation, geopolitical conflicts, changing global trade policies, general economic conditions, and other risks and uncertainties described in Medtronic’s and MiniMed’s periodic reports on file with the SEC including their most recent respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Registration Statement referred to below, including the prospectus forming a part thereof, the Schedule TO, and other Exchange Offer documents filed by Medtronic or MiniMed, as applicable, with the SEC. In some cases, you can identify these statements by forward-looking words or expressions, such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “going to,” “will,” and similar words or expressions, the negative or plural of such words or expressions and other comparable terminology. Actual results may differ materially from anticipated results. Medtronic does not undertake to update its forward-looking statements or any of the information contained in this communication, including to reflect future events or circumstances.
Additional Information and Where to Find It
This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities or a recommendation as to whether investors should participate in the Exchange Offer. MiniMed has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus. The Exchange Offer is made solely by the prospectus. The prospectus contains important information about the Exchange Offer, Medtronic, MiniMed and related matters, and Medtronic has delivered the prospectus to holders of Medtronic Ordinary Shares. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Medtronic, MiniMed or any of their respective directors or officers or the dealer managers appointed with respect to the Exchange Offer make any recommendation as to whether you should participate in the Exchange Offer.
Medtronic has filed with the SEC a Schedule TO, which contains important information about the Exchange Offer.

Holders of Medtronic Ordinary Shares may obtain copies of the prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Medtronic and MiniMed file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Medtronic Ordinary Shares may also obtain a copy of the prospectus by clicking on the appropriate link on http://www.dfking.com/MDTSeparation.
Medtronic has retained D.F. King & Co., Inc. as the information agent for the Exchange Offer. To obtain copies of the prospectus and related documents, or for questions about the terms of the Exchange Offer or how to participate, you may contact the information agent at (877) 361-7972 (toll-free for shareholders) or (646) 845-0146 (banks, brokers and all others outside the United States).